Exhibit 3.4

FIRST AMENDMENT

to the

AMENDED AND RESTATED LIMITED LIABILITY COMPANY AGREEMENT

of

PROJECT ANGEL PARENT, LLC

(a Delaware limited liability company)

This FIRST AMENDMENT (this “Amendment”) to that certain Amended and Restated Limited Liability Company Agreement, dated as of May 31, 2018 (the “Agreement”), of Project Angel Parent, LLC, a Delaware limited liability company (the “Company”) is executed as of July 16, 2021, by the Company. Capitalized words and phrases used in this Amendment but not defined herein shall have the meanings set forth in the Agreement.

RECITALS

A. In accordance with Section 13.3 of the Agreement, the Agreement may be amended or modified if such amendment or modification is approved in writing by the holders of the Required Interest. The holders of the Required Interest have signed a written consent approving this Amendment on the date hereof.

AGREEMENT

The Agreement is hereby amended as follows:

1.    Amendment to Agreement. A new Section 3.20 is hereby added to the Agreement immediately following Section 3.19 thereof to read as follows:

a.    “Section 3.13 Series B Unit Split. On July 16, 2021, the Company effected a reverse unit split of the Company’s Class B Units by converting every two (2) Class B Units issued and outstanding as of the date thereof into one (1) Class B Unit (the “Reverse Unit Split”). Any price, percentage or number in this Agreement, or any agreement or other document relating to a Class B Unit issued prior to the Reverse Unit Split shall be deemed to be reflective of the Reverse Unit Split. For the avoidance of doubt, the Class B Units resulting from the Reverse Unit Split are subject to the same transfer restrictions, vesting provisions, if any, forfeiture provisions, if any, and repurchase provisions as the Class B Units from which they were converted. The Reverse Unit Split itself is not intended to change the relative economic rights of any Unitholders holding Units outstanding as of the date of the Reverse Unit Split and the Board shall have the power to further amend this Agreement as necessary to carry out such intent.”

2.    Effect of Amendment. Except as modified by this Amendment, all of the terms of the Agreement are hereby ratified and confirmed and shall remain in full force and effect. All Unitholders are bound by this Amendment. Nothing in this Amendment shall be construed to modify any provision of the Agreement other than those specifically amended as set forth above. This Amendment shall be construed as one with the Agreement, and the Agreement shall, where the context requires, be read and construed so as to incorporate this Amendment.

3.    Miscellaneous. Sections 13.9 through 13.13, Sections 13.16 through 13.17 and Sections 13.19 through 13.20 of the Agreement shall apply mutatis mutandis to this Amendment.

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IN WITNESS WHEREOF, each party has caused this Amendment to be duly executed on its behalf by its duly authorized officer, as of the date first written above.

PROJECT ANGEL PARENT, LLC

By:	/s/ Chad Martin
Name:	Chad Martin
Its:	Chief Financial Officer

First Amendment to the Amended and Restated Limited Liability Company Agreement of Project Angel Parent, LLC